Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month and Nine Month Periods Ended September 30, 2012

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income
For the period ended September 30

		Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	Notes	2012	2011	2012	2011
Revenue	4	219,544	200,422	617,715	603,622
Operating expenses	5	(49,336)	(46,677)	(184,782)	(139,147)
		170,208	153,745	432,933	464,475
Depreciation		(54,530)	(49,968)	(155,569)	(148,151)
Amortization		(9,095)	(10,255)	(27,347)	(30,757)
Other operating losses, net		(54)	(98)	(130)	(844)
Operating income		106,529	93,424	249,887	284,723
Interest expense	6	(60,102)	(57,441)	(177,432)	(169,986)
Loss on refinancing	9	—	—	(76,052)	—
Interest and other income		176	255	1,147	1,419
(Loss) gain on changes in fair value of financial instruments		(11,534)	74,121	(100,551)	59,546
Gain (loss) on foreign exchange		93,602	(249,073)	98,629	(157,322)
Income (loss) before tax		128,671	(138,714)	(4,372)	18,380
Tax expense	7	(13,689)	(2,519)	(24,548)	(22,923)
Net income (loss)		114,982	(141,233)	(28,920)	(4,543)

See accompanying notes to the condensed consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income
For the period ended September 30

		Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	Notes	2012	2011	2012	2011
Net income (loss)		114,982	(141,233)	(28,920)	(4,543)
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax		(11)	(4,340)	(1,594)	(3,103)
Actuarial gains on defined benefit plans, net of tax		—	—	2	—
Other comprehensive loss		(11)	(4,340)	(1,592)	(3,103)
Total comprehensive income (loss)		114,971	(145,573)	(30,512)	(7,646)

See accompanying notes to the condensed consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2011		756,414	541,764	1,298,178	163,804	24,573	(1,692)	22,881	1,484,863
Net loss for the period					(4,543)				(4,543)
Other comprehensive loss, net of tax of $nil							(3,103)	(3,103)	(3,103)
Share based payments						1,990		1,990	1,990
Balance at September 30, 2011		756,414	541,764	1,298,178	159,261	26,563	(4,795)	21,768	1,479,207
Balance at October 1, 2011		756,414	541,764	1,298,178	159,261	26,563	(4,795)	21,768	1,479,207
Net income for the period					241,818				241,818
Dividends declared on preferred shares					(10)				(10)
Other comprehensive loss, net of tax of $10,486					(31,077)		(438)	(438)	(31,515)
Share based payments						664		664	664
Balance at December 31, 2011		756,414	541,764	1,298,178	369,992	27,227	(5,233)	21,994	1,690,164
Balance at January 1, 2012		756,414	541,764	1,298,178	369,992	27,227	(5,233)	21,994	1,690,164
Net loss for the period					(28,920)				(28,920)
Return of capital	12	(415,812)	(240,734)	(656,546)					(656,546)
Other comprehensive income (loss), net of tax benefit of $464					2		(1,594)	(1,594)	(1,592)
Share based payments						898		898	898
Balance at September 30, 2012		340,602	301,030	641,632	341,074	28,125	(6,827)	21,298	1,004,004

See accompanying notes to the condensed consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	September 30, 2012	December 31, 2011
Assets
Cash and cash equivalents		142,799	277,962
Trade and other receivables		45,562	46,789
Other current financial assets		6,715	7,010
Prepaid expenses and other current assets		28,194	22,126
Total current assets		223,270	353,887
Satellites, property and other equipment	4, 8	2,141,847	2,151,915
Other long-term financial assets		102,831	142,408
Other long-term assets		5,420	5,536
Intangible assets	4	866,177	896,078
Goodwill		2,446,603	2,446,603
Total assets		5,786,148	5,996,427
Liabilities
Trade and other payables		34,413	45,156
Other current financial liabilities		120,401	82,988
Other current liabilities		78,243	67,877
Current indebtedness	9	24,368	86,495
Total current liabilities		257,425	282,516
Long-term indebtedness	9	3,156,983	2,748,131
Deferred tax liabilities		475,048	451,896
Other long-term financial liabilities		329,322	259,783
Other long-term liabilities		418,799	422,502
Senior preferred shares	10	—	141,435
Promissory note	11	144,567	—
Total liabilities		4,782,144	4,306,263
Shareholders' Equity
Share capital	12	641,632	1,298,178
Accumulated earnings		341,074	369,992
Reserves		21,298	21,994
Total shareholders' equity		1,004,004	1,690,164
Total liabilities and shareholders' equity		5,786,148	5,996,427

See accompanying notes to the condensed consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	Notes	2012	2011
Cash flows from operating activities
Net loss		(28,920)	(4,543)
Adjustments to reconcile net loss to cash flows from operating activities:
Amortization and depreciation		182,916	178,908
Deferred tax expense	7	26,546	21,365
Unrealized foreign exchange (gain) loss		(106,991)	150,989
Non-cash loss (gain) on derivatives		100,551	(49,653)
Dividends on senior preferred shares		—	7,397
Share-based compensation		898	1,990
Loss on disposal of assets		130	844
Loss on refinancing	9	76,052	—
Other		(36,059)	(21,908)
Customer prepayments on future satellite services		40,345	43,906
Insurance proceeds		314	10,666
Operating assets and liabilities	16	25,246	21,091
Net cash from operating activities		281,028	361,052
Cash flows from investing activities
Satellite programs		(158,270)	(287,086)
Purchase of other property and equipment		(6,353)	(14,364)
Purchase of intangible assets		(166)	(12,618)
Proceeds from sale of assets		45	108
Net cash used in investing activities		(164,744)	(313,960)
Cash flows from financing activities
Proceeds from indebtedness	9	3,099,658	—
Proceeds from issue of promissory note	11	145,466	—
Repayment of indebtedness	9	(2,606,494)	(63,896)
Repayment of senior preferred shares	10	(141,435)	—
Payment of premium on early retirement of indebtedness		(39,444)	—
Payment of debt issue costs		(48,984)	—
Return of capital to shareholders	12	(656,546)	—
Satellite performance incentive payments		(2,727)	(4,866)
Net cash used in financing activities		(250,506)	(68,762)
Effect of changes in exchange rates on cash and cash equivalents		(941)	(623)
Decrease in cash and cash equivalents		(135,163)	(22,293)
Cash and cash equivalents, beginning of period		277,962	220,295
Cash and cash equivalents, end of period	16	142,799	198,002
Supplemental disclosure of cash flow information
Interest received		902	1,535
Interest paid		170,604	149,842
Income taxes paid		3,045	2,098

See accompanying notes to the condensed consolidated financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The Company has a fleet of 13 satellites plus the Canadian Ka-band payload on ViaSat-1 with one more satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered at 1601 Telesat Court, Ottawa, Canada, K1B 5P4 with offices and facilities around the world.

On October 31, 2007, Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. (“BCE”). Loral and PSP Investments indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors. The remaining voting interest of 36 2/3% for the election of directors is held by shareholders of the Company’s director voting preferred shares.

Unless the context states or requires otherwise, references herein to the “consolidated financial statements” or the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

These unaudited condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue on October 30, 2012.

2. BASIS OF PRESENTATION

Statement of Compliance

These financial statements represent the interim financial statements of Telesat Holdings Inc. and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These financial statements should be read in conjunction with the December 31, 2011 consolidated financial statements and use the same basis of presentation and accounting policies as outlined in notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2011. The results of operations for the three and nine months ended September 30, 2012 and 2011 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

These financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

3. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable or not material.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Presentation of Financial Statements

On June 16, 2011, the IASB issued the amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to IAS 1 retain the “one or two statement” approach at the option of the entity and revise how the components of other comprehensive income are presented. The revised standard is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of revised IAS 1 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

4. SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

—	Broadcast — distribution or collection of video and audio signals in the North American and International markets which include delivery of television programming, occasional use services, bundled, value added services such as digital encoding, satellite capacity, uplinking and downlinking services and radio services.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

4. SEGMENT INFORMATION  – (continued)

—	Enterprise — provision of satellite capacity and ground network services for voice, data, and image transmission and internet services around the world.
—	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and research and development.

Revenue derived from the above service lines were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Broadcast	$117,420	$106,943	$320,400	$330,990
Enterprise	95,708	87,849	278,191	250,110
Consulting and Other	6,416	5,630	19,124	22,522
Total revenue	$219,544	$200,422	$617,715	$603,622

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Canada	$111,523	$103,441	$298,270	$315,007
United States	68,492	59,034	199,440	181,249
Europe, Middle East & Africa	18,610	18,296	56,581	54,670
Asia & Australia	4,042	4,411	12,747	13,967
Latin America & Caribbean	16,877	15,240	50,677	38,729
Total revenue	$219,544	$200,422	$617,715	$603,622

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment by geographic region are allocated as follows:

	September 30, 2012	December 31, 2011
Canada	$1,835,135	$1,809,152
United States	245,068	276,211
All others	61,644	66,552
Total satellites, property and other equipment	$2,141,847	$2,151,915

	September 30, 2012	December 31, 2011
Canada	$821,348	$848,898
United States	31,610	33,257
All others	13,219	13,923
Total intangible assets	$866,177	$896,078

Goodwill was not allocated to geographic regions in any of the periods.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

4. SEGMENT INFORMATION  – (continued)

Major Customers

For the nine months ended September 30, 2012, there were two significant customers each representing more than 10% of consolidated revenue (September 30, 2011 — three customers).

5. OPERATING EXPENSES

The Company’s operating expenses are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Compensation and employee benefits(a)	$18,781	$15,123	$94,383	$46,199
Other operating expenses(b)	11,409	11,626	36,340	34,175
Cost of sales(c)	19,146	19,928	54,059	58,773
Operating expenses	$49,336	$46,677	$184,782	$139,147

a)	Compensation and employee benefits include salaries, bonuses, commission, post-employment benefits and charges arising from share-based payments. The expense for the three and nine months ended September 30, 2012, includes $4.2 million and $47.8 million of compensation and benefit expense for executives and certain employees of Telesat in connection with the special cash distribution paid to the Company’s shareholders (see notes 12 and 17).
b)	Other operating expenses include general and administrative expense, marketing expense, in-orbit insurance expense, professional fees and facility costs.
c)	Cost of sales includes the rental of third-party capacity, the cost of equipment sales and costs directly attributable to the facilitation of customer contracts.

6. INTEREST EXPENSE

The components of interest expense are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Interest expense on indebtedness	$47,382	$44,511	$147,873	$135,337
Interest expense on derivative instruments	11,652	16,529	34,114	48,428
Interest expense on performance incentive payments	1,033	1,064	3,135	3,252
Interest expense on senior preferred shares	—	2,466	2,380	7,397
Interest expense on promissory note	3,660	—	7,396	—
Capitalized interest	(3,625)	(7,129)	(17,466)	(24,428)
Interest expense	$60,102	$57,441	$177,432	$169,986

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

7. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Current tax (benefit) expense	$(2,175)	$(40)	$(1,998)	$1,558
Deferred tax expense	15,864	2,559	26,546	21,365
Tax expense	$13,689	$2,519	$24,548	$22,923

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Income (loss) before tax	$128,671	$(138,714)	$(4,372)	$18,380
Multiplied by the statutory income tax rate of 26.41% (2011 – 28.11%)	33,982	(38,993)	(1,155)	5,166
Income tax recorded at rates different from the Canadian tax rate	—	420	—	(1,285)
Permanent differences	(11,643)	25,979	11,340	12,988
Effect on deferred tax balances due to change in income tax rate from 25.15% to 26.41% (effective June 20, 2012)	—	—	23,892	—
Origination and reversal of temporary differences	(6,508)	15,364	(7,509)	4,535
Other adjustments	(2,142)	(251)	(2,020)	1,519
Total tax expense in the income statement	$13,689	$2,519	$24,548	$22,923
Effective income tax rate	10.64%	(1.82)%	(561.48)%	124.72%

8. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2012, the Company had satellite, property and other equipment additions of $145 million. Substantially all of the asset additions pertained to the Company’s satellite programs consisting of Nimiq 6, which entered into commercial service during June 2012 and the Anik G1 satellite, which is currently awaiting launch.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. INDEBTEDNESS

	September 30, 2012	December 31, 2011
Senior secured credit facilities:
Revolving facility	$—	$—
The Canadian term loan facility	—	80,000
Term loan A	500,000	—
The U.S. term loan facility (December 31, 2011 – USD $1,684,800)	—	1,720,686
Term loan B – U.S. facility (September 30, 2012 – USD $1,720,687)	1,692,641	—
The U.S. term loan II facility (December 31, 2011 – USD $144,725)	—	147,808
Term loan B – Canadian facility	174,563	—
Senior Notes 6% (USD $ 700,000)	688,590	—
Senior Notes 11% (USD $692,825)	—	707,582
Senior Subordinated Notes 12.5% (USD $217,175)	213,635	221,801
	3,269,429	2,877,877
Less: deferred financing costs, interest rate floors and prepayment options	(88,078)	(43,251)
	3,181,351	2,834,626
Less: current portion (net of deferred financing costs)	(24,368)	(86,495)
Long-term portion	$3,156,983	$2,748,131

On March 28, 2012, Telesat Canada entered into a new Credit Agreement with a syndicate of banks which provides for the extension of credit under the Credit Facilities as described below. All obligations under the credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (the “Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

Also on March 28, 2012, the Company terminated and paid all outstanding amounts under its previously existing credit facilities dated October 31, 2007, which included the Canadian term loan, U.S. term loan and U.S. term loan II facilities. The deferred financing costs which were capitalized with the carrying value of the previous senior credit facilities, were expensed resulting in a loss on refinancing of $21.9 million.

On May 14, 2012, Telesat Canada issued, through a private placement, USD $700 million of 6.0% Senior Notes which mature on May 15, 2017. The 6% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Credit Facilities, and are governed under the 6% Senior Notes Indenture. The net proceeds of the offering, along with available cash on hand, were used to pay all holders of the 11% Senior Notes due November 1, 2015 issued under an indenture dated as of June 30, 2008 and to pay certain financing costs and redemption premiums. The tender and redemption premiums, along with the deferred financing costs which were capitalized with the carrying value of the previous 11% Senior Notes, were expensed resulting in a loss on refinancing of $54.2 million.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. INDEBTEDNESS  – (continued)

The Senior Credit Facilities are comprised of the following facilities:

i — Revolving Facility

The revolving facility (“Revolving Facility”) is a CAD/USD $140 million loan facility available in either Canadian dollars or U.S. dollars, maturing on March 28, 2017. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternate Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility has an unused commitment fee of 50 basis points. At September 30, 2012, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. The outstanding borrowings under the TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. There are no required repayments on the TLA Facility for the year ending December 31, 2012.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $175 million loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the BA borrowing rate, but not less than 1.25%, plus an applicable margin of 3.75%. The mandatory principal repayments on the Canadian TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter and commenced with the fiscal quarter ended September 30, 2012.

iv — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,725 million loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of Libor, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on the U.S. TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter and commenced with the fiscal quarter ended September 30, 2012.

Each of the Senior Credit Facilities is subject to mandatory principal repayments requirements. The maturity date for each of the Senior Credit Facilities described above will be accelerated if Telesat Canada’s existing 6% Senior Notes due in 2017 and 12.5% Senior Subordinated Notes due in 2017 or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

The Company incurred $39.1 million of debt issuance costs in connection with the new Senior Credit Facilities.

In order to economically hedge currency risk, the Company kept its existing cross-currency basis swap to synthetically convert USD $1.0 billion of future U.S. dollar denominated payment obligations to $1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. At September 30, 2012, the balance of this cross currency basis swap was $1.2 billion and bears interest at a floating rate of BA plus an applicable margin of approximately 387 basis points.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. INDEBTEDNESS  – (continued)

6% Senior Notes due May 15, 2017

The 6% Senior Notes in the amount of USD $700 million, bear interest at an annual rate of 6% and are due May 15, 2017. The Senior Notes include covenants or terms that restrict the Company’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 15, 2014, in each case subject to exceptions provided for in the Senior Notes indenture. The Company incurred approximately $10 million of debt issuance costs in connection with the 6% Senior Notes.

10. SENIOR PREFERRED SHARES

On March 28, 2012, the Company redeemed all of its outstanding senior preferred shares for $145.5 million in cash, which consisted of $141.4 million in principal and $4.1 million in accrued dividends.

11. PROMISSORY NOTE

On March 28, 2012, the Company issued a Promissory Note (the “PSP Note”) to an affiliate of PSP Investments in the amount of $145.5 million. The PSP Note is subordinated to the Company’s senior debt and matures on March 28, 2016. The PSP Note, in whole or in part, may be repaid at any time prior to maturity without penalty or premium, or to comply with scheduled repayments. The scheduled repayments require the Company to pay an amount equal to a least 50% of the outstanding principal amount at March 28, 2014, with the balance, if any, to be repaid no later than March 28, 2016. Interest accrues on the PSP Note at 9.75% per annum for the first two years and adjusted thereafter to be the Treasury Rate as of the date of the second anniversary, plus 7.5% per annum, but not less than 11% per annum. The Treasury Rate is defined as the yield to maturity as of such date of the United States Treasury securities with a 10 year constant maturity. Interest payments are payable in cash on each anniversary date and on the date of any voluntary prepayment.

12. SHARE CAPITAL

With the closing of the new senior secured credit facilities on March 28, 2012, as described in note 9, the Company declared and paid a special cash distribution to its Common, Voting Participating Preferred, and Non-Voting Participating Preferred shareholders, as a return of capital, in the amount of $656.5 million. There were no changes to the number of shares issued, rights, privileges or conditions associated to each class of shares.

	Number of shares	Stated Value at September 30, 2012	Stated Value at December 31, 2011
Common Shares	74,252,460	$340,602	$756,414
Voting Participating Preferred Shares	7,034,444	77,995	117,388
Non-Voting Participating Preferred Shares	35,953,824	223,025	424,366
Director Voting Preferred Shares	1,000	10	10
Total share capital		$641,632	$1,298,178

13. CAPITAL DISCLOSURES

The Company was previously subject to three financial covenant tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test, a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test and a maximum Permitted Capital Expenditure Amount test. These covenants are no longer applicable as a result of the termination of the previous senior secured credit agreement on March 28, 2012.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

13. CAPITAL DISCLOSURES  – (continued)

The Senior Credit Facilities entered into on March 28, 2012, are secured by substantially all of the Company’s assets. Under the terms of the Senior Credit Facilities, the Company is required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test. At September 30, 2012, the Company’s Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.95:1, which was less than the maximum test ratio of 5.25:1.

14. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of September 30, 2012.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At September 30, 2012, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $298 million (December 31, 2011 — $474 million). Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

It is expected that the counterparties to the Company’s financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than the North American customers. At September 30, 2012, North American and International customers made up 50% and 50% of the outstanding trade receivable balance, respectively (December 31, 2011 — 51% and 49%). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at September 30, 2012 was $3.2 million (December 31, 2011 — $3.7 million).

Foreign Exchange Risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. At September 30, 2012, approximately $2,595 million of the $3,269 million total debt financing (before netting of deferred financing costs, interest rate floors and prepayment options) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At September 30, 2012, the Company had a cross currency basis swap of $1,166 million (December 31, 2011 — $1,175 million) which required the Company to pay Canadian dollars to receive USD $1,004 million (December 31, 2011 — USD $1,012 million). At

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

September 30, 2012, the fair value of this derivative contract was a liability of $201.9 million (December 31, 2011 — liability of $160.4 million). The non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.

The Company’s main currency exposures as at September 30, 2012 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness.

As at September 30, 2012, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $142 million and increased (decreased) other comprehensive income by $0.8 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing. At September 30, 2012, the Company had a series of five interest rate swaps to fix interest on $1.5 billion of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300 million of U.S. dollar denominated debt. As at September 30, 2012, the fair value of these derivative contracts was a liability of $42.5 million (December 31, 2011 — liability of $53.1 million). The contracts mature between October 31, 2014 and September 30, 2016.

If the interest rates on the unhedged variable rate debt had change by 0.25% this would have resulted in a change in the net income of approximately $0.8 million and $2.6 million for the three and nine months ended September 30, 2012, respectively.

Liquidity Risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities (including expected financing costs) as at September 30, 2012:

	Carrying amount	Contractual cash flows (undiscounted)	2012	2013	2014	2015	2016	After 2016
Trade and other payables	$34,413	$34,413	$34,413	$—	$—	$—	$—	$—
Customer and other deposits	3,640	3,640	2,488	318	759	75	—	—
Deferred satellites performance incentive payments	65,474	90,036	10,190	8,085	8,105	8,126	8,171	47,359
Loral Notes	23,563	23,563	—	—	23,563	—	—	—
PSP Note	151,649	189,920	10,802	14,183	81,593	8,680	74,662	—
Tax indemnification payable to Loral	6,849	6,849	—	6,849	—	—	—	—
Other financial liabilities	6,435	6,435	4,935	1,500	—	—	—	—
Long-term indebtedness	3,262,316	4,213,360	67,319	214,431	237,114	234,121	255,979	3,204,396
Interest rate swaps	42,535	46,541	7,845	19,486	17,030	1,446	734	—
Cross currency basis swaps	201,902	237,065	7,696	29,752	199,617	—	—	—
	$3,798,776	$4,851,822	$145,688	$294,604	$567,781	$252,448	$339,546	$3,251,755

The carrying value of the deferred satellites performance incentive payments includes $2.9 million interest payable. The carrying value of the long-term indebtedness includes $30.5 million of interest payable and excludes $50.5 million of financing costs. The carrying value of the PSP Note includes $7.2 million of interest payable and excludes $0.2 million of financing costs.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Assets pledged as security

The Senior Credit Facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries.

Financial assets and liabilities recorded in the balance sheet were as follows:

September 30, 2012	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	$142,799	$—	$—	$142,799	$142,799
Trade and other receivables	45,562	—	—	45,562	45,562
Other financial assets – current	6,715	—	—	6,715	6,715
Other financial assets – long-term	16,652	86,179	—	102,831	102,831
Trade and other payables	—	—	(34,413)	(34,413)	(34,413)
Other financial liabilities – current	—	(61,330)	(59,071)	(120,401)	(122,546)
Other financial liabilities – long-term	—	(245,009)	(84,313)	(329,322)	(328,891)
Indebtedness (excluding deferred financing costs)	—	—	(3,231,824)	(3,231,824)	(3,312,706)
Promissory note (excluding deferred financing costs)	—	—	(144,422)	(144,422)	(152,924)
Total	$211,728	$(220,160)	$(3,554,043)	$(3,562,475)	$(3,653,573)

December 31, 2011	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	$277,962	$—	$—	$277,962	$277,962
Trade and other receivables	46,789	—	—	46,789	46,789
Other financial assets – current	7,010	—	—	7,010	7,010
Other financial assets – long-term	7,977	134,431	—	142,408	142,408
Trade and other payables	—	—	(45,156)	(45,156)	(45,156)
Other financial liabilities – current	—	(42,204)	(40,784)	(82,988)	(85,549)
Other financial liabilities – long-term	—	(171,270)	(88,513)	(259,783)	(255,225)
Indebtedness (excluding deferred financing costs)	—	—	(2,884,056)	(2,884,056)	(2,936,414)
Senior preferred shares	—	—	(141,435)	(141,435)	(143,265)
Total	$339,738	$(79,043)	$(3,199,944)	$(2,939,249)	$(2,991,440)

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices in active markets for identical assets or liabilities.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expense that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $94.8 million (December 31, 2011 — $66.5 million) of short-term investments. The fair value of the indebtedness is based at September 30, 2012 on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs.

Fair value of derivative financial instruments

The Company has recorded additional embedded derivatives as a result of the Senior Credit Facilities and PSP Note entered into on March 28, 2012. The embedded derivatives are related to interest rate floors which are included in the Canadian TLB Facility (note 9), the U.S. TLB Facility (note 9) and the PSP Note (note 11). At March 28, 2012, the fair value of the embedded derivatives was a liability of $46.1 million. At September 30, 2012, the fair value was a liability of $61.9 million.

The Company recorded a prepayment option embedded derivative relating to its 6% Senior Notes issued on May 14, 2012 (note 9). At May 14, 2012, the fair value of the new prepayment option embedded derivative was an asset of $2.7 million. At September 30, 2012, the fair value was an asset of $10.7 million. In connection with the Company’s redemption of its 11% Senior Notes, a loss of $162 million was recognized on the write-off of the previous prepayment option embedded derivative asset.

On June 20, 2012, the Company entered into three new interest rate swaps to economically hedge its exposure to floating interest rates on the Senior Credit Facilities. At September 30, 2012, the fair value of these interest rate swaps was a liability of $3.1 million.

The changes in fair value of these derivatives are recorded on the Company’s consolidated statement of income as gains or losses on changes in fair value of financial instruments, are non-cash, and will expire on their respective maturity dates.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The current and long term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

September 30, 2012	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	$—	$(28,818)	$(173,084)	$(201,902)	Level 2
Interest rate swaps	—	(19,063)	(23,472)	(42,535)	Level 2
Interest rate floors	—	(13,449)	(48,453)	(61,902)	Level 2
Prepayment options	86,179	—	—	86,179	Level 2
	$86,179	$(61,330)	$(245,009)	$(220,160)

December 31, 2011	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	$—	$(23,637)	$(136,736)	$(160,373)	Level 2
Interest rate swaps	—	(18,567)	(34,534)	(53,101)	Level 2
Prepayment options	134,431	—	—	134,431	Level 2
	$134,431	$(42,204)	$(171,270)	$(79,043)

Reconciliation of fair value of derivative assets and liabilities

Opening fair value, January 1, 2011	$(172,049)
Unrealized losses on derivatives	87,914
Realized gains on derivatives:
Cross currency basis swap	1,895
Forward foreign exchange contracts	8,776
Impact of foreign exchange	(5,579)
Fair value, December 31, 2011	(79,043)
Unrealized gains on derivatives	16,447
Realized gains (losses) on derivatives:
Cross currency basis swap	1,249
Prepayment option	(161,595)
Impact of foreign exchange	2,782
Fair value, September 30, 2012	$(220,160)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

15. EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expense included in operating expenses consisted of the following elements:

	Defined benefit pension plans		Other post-employment benefit plans
Three months ended September 30,	2012	2011	2012	2011
Current service cost	$1,335	$961	$97	$74
Interest cost	2,429	2,421	282	293
Expected return on plan assets	(2,741)	(2,677)	—	—
Net defined benefit plan expense	$1,023	$705	$379	$367

	Defined benefit pension plans		Other post-employment benefit plans
Nine months ended September 30,	2012	2011	2012	2011
Current service cost	$4,005	$2,883	$293	$224
Interest cost	7,287	7,265	849	878
Expected return on plan assets	(8,223)	(8,031)	—	—
Net defined benefit plan expense	$3,069	$2,117	$1,142	$1,102

16. SUPPLEMENTAL CASH FLOW INFORMATION

At September 30	2012	2011
Cash and cash equivalents is comprised of:
Cash	$48,023	$158,933
Short term investments, original maturity three months or less	94,776	39,069
	$142,799	$198,002

As a result of the termination of the Company’s previous senior secured credit facilities, dated October 31, 2007, the restrictions over the use of the insurance proceeds received for the settlement of the Telstar 14R/Estrela do Sul 2 claim are no longer applicable.

	Nine months ended September 30
	2012	2011
Changes in operating assets and liabilities are comprised of:
Trade and other receivables	$(3,423)	$(668)
Financial assets	(7,768)	(737)
Other assets	(5,688)	(3,728)
Trade and other payables	8,457	(2,336)
Financial liabilities	20,331	24,669
Other liabilities	13,337	3,891
	$25,246	$21,091

	Nine months ended September 30
	2012	2011
Non-cash investing activities are comprised of:
Purchase of satellite, property and equipment	$2,181	$44,145

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

17. COMMITMENTS AND CONTINGENCIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2012	2013	2014	2015	2016	Thereafter	Total
Operating commitments	$14,471	$27,405	$21,601	$13,006	$8,315	$33,982	$118,780
Capital commitments	33,253	—	—	—	—	—	33,253
Total off balance sheet commitments	$47,724	$27,405	$21,601	$13,006	$8,315	$33,982	$152,033

Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. The expiry terms range from October 2012 to January 2043.

Telesat has entered into contracts for the construction and launch of Anik G1 (targeted for launch in early 2013). The total outstanding commitments at September 30, 2012 are in U.S. dollars.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $423 million at September 30, 2012 (December 31, 2011 — $408 million), a portion of which is refundable under certain circumstances, are reflected in other liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Distribution to Shareholders

On March 28, 2012, the Company declared a special cash distribution to its Common, Voting Participating Preferred, and Non-Voting Participating Preferred shareholders, as a reduction in stated value, in the amount of $656.5 million. Of this amount, $586.2 million of the special cash distribution was paid on March 28, 2012. The remaining $70.3 million distribution to shareholders was paid during July 2012 (refer to note 12).

Special Payments to Executives and Certain Employees

On March 28, 2012, the Company authorized cash payments of $48.6 million to executives and certain employees of the Company in connection with the cash distribution made to the Company’s shareholders. Approximately $45.3 million of the $48.6 million was recorded as compensation expense at September 30, 2012 with the majority of the expense paid during the second quarter. The remaining amounts are expected to be paid over the next three years, with the majority to be paid by the end of 2012, subject to the applicable executives’ and employees’ continued employment with the Company on the payment date and other conditions.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

17. COMMITMENTS AND CONTINGENCIES  – (continued)

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing, alleging that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. Telesat’s claim most currently sought approximately $44 million plus costs and post-award interest, including amounts in respect of the subrogated rights of its insurers. Boeing responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining any award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount (approximately $182 million). Boeing also asserted that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately USD $6.6 million plus interest. Boeing further asserted USD $8.7 million in late charges. The arbitration hearing was scheduled to commence in November 2012. On October 26, 2012 the parties reached a settlement of all outstanding claims and counterclaims. The terms of the settlement are not material to Telesat Canada’s operations, financial position or profitability.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to its business which may have, or have had in the recent past, significant effects on Telesat Canada’s financial position or profitability.

18. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens. Red Isle is wholly owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly owned subsidiary of Loral, a United States publically listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Redemption of the Senior Preferred Shares and Issuance of a Promissory Note

On March 28, 2012, the Company redeemed all of its outstanding senior preferred shares, previously held by Red Isle, for $145.5 million in cash, which included $141.4 million of principal and $4.1 million of accrued dividends on the senior preferred shares (refer to note 10). In exchange for the redemption of the senior preferred shares, the Company issued a subordinated promissory note to Red Isle in the amount of $145.5 million (refer to note 11).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

Distributions to Loral Holdings and Red Isle

On March 28, 2012, the Company declared a special cash distribution to its shareholders, Loral Holdings and Red Isle, as a reduction in stated value, in the amount of $656.5 million. At June 30, 2012, $586.2 million was paid, of which $375.2 million was distributed to Loral Holdings and $211.0 million was distributed to Red Isle (see note 12). The remaining $70.3 million return of capital was made during July 2012 with $45.0 million distributed to Loral Holdings and $25.3 million distributed to Red Isle.

Key Management Personnel — Special Payments

In connection with the special cash distribution made to the Company’s shareholders, the Board authorized $48.6 million in special payments, with the majority awarded to the Company’s executives. At September 30, 2012, an additional $4.0 million of special payments was accrued (June 30, 2012 — $8.1 million was accrued). During the second quarter of 2012, approximately $33.0 million of special bonus was paid. Additional payments were made in July 2012 with the remaining amounts to be paid over the next three years, with the majority to be paid by the end of 2012, subject to the applicable executives’ continued employment with the Company on the payment date and other conditions.

Independent Board of Directors Special Payment

In 2012, the Company’s four independent directors received a special payment for the assistance they provided in the assessment of various strategic alternatives explored by the Company in 2011. The amount paid to the four independent directors was, in aggregate, $0.9 million.

Supplemental Capacity Revenue Share

On March 1, 2011, the Company entered into the Assignment and Assumption Agreements with Loral. The agreement requires the Company to remit to Loral one-half of any revenue received and earned by the Company in connection with the sale of supplemental capacity on the Canadian payload of the ViaSat-1 satellite for the first four years after the service commencement date of the supplemental capacity.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, Space Systems/Loral (“SSL”), a satellite manufacturer and a wholly owned subsidiary of Loral, XTAR LLC (“XTAR”), a satellite operator and affiliate of Loral, and Loral Canadian Gateway Corporation (“LCGC”), a wholly owned subsidiary of Loral.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

During the period, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Loral
– Operating expenses	$—	$—	$1,550	$1,216
– Interest expense	—	—	393	326
Red Isle
– Interest expense	—	—	3,575	2,466
SSL
– Revenue	476	438	—	—
– Satellite, property and other equipment	—	—	9,920	28,880
– Interest expense	—	—	244	244
XTAR
– Revenue	235	228	—	—

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Nine months ended	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Loral
– Revenue	$—	$1	$—	$—
– Operating expenses	—	—	4,714	3,711
– Interest expense	—	—	1,118	946
– Intangible assets	—	—	—	12,618
Red Isle
– Interest expense	—	—	9,607	7,397
SSL
– Revenue	1,388	1,478	—	—
– Satellite, property and other equipment	—	—	48,216	149,821
– Interest expense	—	—	734	739
XTAR
– Revenue	736	691	—	—
LCGC
– Revenue	—	324	—	—
– Satellite, property and other equipment	—	—	—	4,586

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

The following balances were outstanding at the end of the period:

	Amounts owed by related parties		Amounts owed to related parties
At	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Loral
– Trade receivables/payables	$—	$—	$948	$—
– Other long-term financial assets/liabilities	2,299	2,387	30,412	28,252
Red Isle
– Other current financial liabilities	—	—	7,227	1,650
– Senior preferred shares	—	—	—	141,435
– Promissory note	—	—	145,466	—
SSL
– Trade receivable/payable	175	380	2,164	4,758
– Other current financial liabilities	—	—	1,319	1,047
– Other long-term financial liabilities	—	—	17,058	15,018

The amounts outstanding are unsecured and will be settled in cash.

The Company has entered into a contract for the construction of Anik G1 with SSL. The total outstanding commitments at September 30, 2012 were $2.5 million (December 31, 2011 — $50.9 million).

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2012 were $3.5 million and $7.3 million respectively (September 30, 2011 —  $1.8 million and $5.0 million respectively).

19. SUBSEQUENT EVENTS

On October 26, 2012, a settlement was reached between Telesat Canada and Boeing of all outstanding claims and counterclaims with respect to the Anik F1 satellite. For additional information refer to Legal Proceedings in note 17.

On October 29, 2012, Telesat Holdings Inc. together with Telesat LLC, completed an offering for an additional USD $200 million of 6% senior notes due 2017. Telesat will use the net proceeds from the offering to fund the repayment of the PSP Note and Loral Notes, including accrued and unpaid interest thereon, and for general corporate purposes.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information below for the three and nine months ended September 30, 2012 and the three and nine months ended September 30, 2011 are presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings Inc. Telesat Holdings Inc. primarily holds investments in subsidiaries and equity. Telesat LLC, a U.S. Delaware corporation, is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the three months ended September 30, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	203,195	38,655	4,485	(26,791)	219,544
Operating expenses	—	—	(40,143)	(31,067)	(4,917)	26,791	(49,336)
	—	—	163,052	7,588	(432)	—	170,208
Depreciation	—	—	(42,067)	(12,395)	(68)	—	(54,530)
Amortization	—	—	(9,042)	(37)	(16)	—	(9,095)
Other operating (losses) gains, net	—	—	(56)	2	—	—	(54)
Operating income (loss)	—	—	111,887	(4,842)	(516)	—	106,529
Income (loss) from equity investments	114,982	—	(2,940)	(583)	—	(111,459)	—
Interest (expense) income	—	—	(60,077)	(28)	3	—	(60,102)
Interest and other income (expense)	—	—	77	100	(1)	—	176
Loss on changes in fair value of financial instruments	—	—	(11,534)	—	—	—	(11,534)
Gain (loss) on foreign exchange	—	—	91,226	6,246	(3,870)	—	93,602
Income (loss) before tax	114,982	—	128,639	893	(4,384)	(111,459)	128,671
Tax expense	—	—	(13,657)	(8)	(24)	—	(13,689)
Net income (loss)	114,982	—	114,982	885	(4,408)	(111,459)	114,982

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	572,947	109,548	14,262	(79,042)	617,715
Operating expenses	(15)	—	(151,781)	(95,416)	(16,612)	79,042	(184,782)
	(15)	—	421,166	14,132	(2,350)	—	432,933
Depreciation	—	—	(118,202)	(37,146)	(221)	—	(155,569)
Amortization	—	—	(27,607)	308	(48)	—	(27,347)
Other operating losses, net	—	—	(99)	(31)	—	—	(130)
Operating (loss) income	(15)	—	275,258	(22,737)	(2,619)	—	249,887
(Loss) income from equity investments	(26,525)	—	(23,919)	(2,793)	—	53,237	—
Interest (expense) income	(2,380)	—	(175,016)	(37)	1	—	(177,432)
Loss on refinancing	—	—	(76,052)	—	—	—	(76,052)
Interest and other income	—	—	685	461	1	—	1,147
Loss on changes in fair value of financial instruments	—	—	(100,551)	—	—	—	(100,551)
Gain (loss) on foreign exchange	—	—	97,560	5,526	(4,457)	—	98,629
(Loss) income before tax	(28,920)	—	(2,035)	(19,580)	(7,074)	53,237	(4,372)
Tax (expense) benefit	—	—	(24,490)	31	(89)	—	(24,548)
Net (loss) income	(28,920)	—	(26,525)	(19,549)	(7,163)	53,237	(28,920)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the three months ended September 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	186,644	28,260	4,729	(19,211)	200,422
Operating expenses	—	—	(34,524)	(25,996)	(5,368)	19,211	(46,677)
	—	—	152,120	2,264	(639)	—	153,745
Depreciation	—	—	(36,992)	(12,891)	(85)	—	(49,968)
Amortization	—	—	(10,620)	384	(19)	—	(10,255)
Other operating losses	—	—	(15)	(83)	—	—	(98)
Operating income (loss)	—	—	104,493	(10,326)	(743)	—	93,424
Income (loss) from equity investments	(138,767)	—	(9,787)	(890)	—	149,444	—
Interest (expense) income	(2,466)	—	(55,861)	886	—	—	(57,441)
Interest and other income (expense)	—	—	31	305	(81)	—	255
Gain on changes in fair value of financial instruments	—	—	74,121	—	—	—	74,121
(Loss) gain on foreign exchange	—	—	(249,268)	(9,888)	10,083	—	(249,073)
Income (loss) before tax	(141,233)	—	(136,271)	(19,913)	9,259	149,444	(138,714)
Tax expense	—	—	(2,496)	(5)	(18)	—	(2,519)
Net income (loss)	(141,233)	—	(138,767)	(19,918)	9,241	149,444	(141,233)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	551,101	77,714	15,199	(40,392)	603,622
Operating expenses	—	—	(97,899)	(64,596)	(17,044)	40,392	(139,147)
	—	—	453,202	13,118	(1,845)	—	464,475
Depreciation	—	—	(109,146)	(38,752)	(253)	—	(148,151)
Amortization	—	—	(31,860)	1,166	(63)	—	(30,757)
Other operating losses	—	—	(516)	(322)	(6)	—	(844)
Operating income (loss)	—	—	311,680	(24,790)	(2,167)	—	284,723
Income (loss) from equity investments	2,854	—	(25,151)	(2,515)	—	24,812	—
Interest (expense) income	(7,397)	—	(164,116)	1,529	(2)	—	(169,986)
Interest and other income	—	—	496	921	2	—	1,419
Gain on changes in fair value of financial instruments	—	—	59,546	—	—	—	59,546
(Loss) gain on foreign exchange	—	—	(156,644)	(6,416)	5,738	—	(157,322)
Income (loss) before tax	(4,543)	—	25,811	(31,271)	3,571	24,812	18,380
Tax (expense) benefit	—	—	(22,957)	42	(8)	—	(22,923)
Net income (loss)	(4,543)	—	2,854	(31,229)	3,563	24,812	(4,543)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at September 30, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	120,331	19,178	3,290	—	142,799
Trade and other receivables	—	—	25,663	17,640	2,259	—	45,562
Other current financial assets	—	—	42	182	6,491	—	6,715
Intercompany receivable	70,344	—	444,177	165,381	138,529	(818,431)	—
Prepaid expenses and other current assets	—	—	20,239	7,891	64	—	28,194
Total current assets	70,344	—	610,452	210,272	150,633	(818,431)	223,270
Satellites, property and other equipment	—	—	1,834,979	305,125	1,743	—	2,141,847
Other long-term financial assets	—	—	99,523	2,908	400	—	102,831
Other long-term assets	—	—	4,128	1,292	—	—	5,420
Intangible assets	—	—	821,290	44,831	56	—	866,177
Investment in affiliates	1,049,707	—	1,153,985	695,264	261	(2,899,217)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,120,051	—	6,602,413	1,603,568	177,764	(3,717,648)	5,786,148
Liabilities
Trade and other payables	—	—	21,762	10,406	2,245	—	34,413
Other current financial liabilities	—	—	117,881	1,157	1,363	—	120,401
Intercompany payable	116,047	—	278,184	390,964	33,236	(818,431)	—
Other current liabilities	—	—	76,233	935	1,075	—	78,243
Current indebtedness	—	—	24,367	1	—	—	24,368
Total current liabilities	116,047	—	518,427	403,463	37,919	(818,431)	257,425
Long-term indebtedness	—	—	3,156,983	—	—	—	3,156,983
Deferred tax liabilities	—	—	475,452	(404)	—	—	475,048
Other long-term financial liabilities	—	—	326,039	3,283	—	—	329,322
Other long-term liabilities	—	—	408,791	9,882	126	—	418,799
Promissory note	—	—	144,567				144,567
Total liabilities	116,047	—	5,030,259	416,224	38,045	(818,431)	4,782,144
Shareholders’ Equity
Share capital	641,632	—	1,518,716	1,096,668	104,434	(2,719,818)	641,632
Accumulated earnings (deficit)	341,074	—	(32,977)	156,118	34,909	(158,050)	341,074
Reserves	21,298	—	86,415	(65,442)	376	(21,349)	21,298
Total shareholders’ equity	1,004,004	—	1,572,154	1,187,344	139,719	(2,899,217)	1,004,004
Total liabilities and shareholders’ equity	1,120,051	—	6,602,413	1,603,568	177,764	(3,717,648)	5,786,148

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	256,837	18,654	2,471	—	277,962
Trade and other receivables	—	—	27,010	18,670	1,109	—	46,789
Other current financial assets	—	—	26	255	6,729	—	7,010
Intercompany receivable	—	—	349,662	137,658	148,153	(635,473)	—
Prepaid expenses and other current assets	—	—	14,052	8,019	55	—	22,126
Total current assets	—	—	647,587	183,256	158,517	(635,473)	353,887
Satellites, property and other equipment	—	—	1,808,997	340,992	1,926	—	2,151,915
Other long-term financial assets	—	—	141,084	896	428	—	142,408
Other long-term assets	—	—	3,010	2,526	—	—	5,536
Deferred tax assets	—	—	—	—	—	—	—
Intangible assets	—	—	848,898	47,077	103	—	896,078
Investment in affiliates	1,878,938	—	1,184,893	1,495,142	260	(4,559,233)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,878,938	—	6,712,525	2,413,765	185,905	(5,194,706)	5,996,427
Liabilities
Trade and other payables	—	—	33,405	9,118	2,633	—	45,156
Other current financial liabilities	1,650	—	79,995	1,308	35	—	82,988
Intercompany payable	45,689	—	179,352	375,012	35,420	(635,473)	—
Other current liabilities	—	—	64,393	3,111	373	—	67,877
Current indebtedness	—	—	86,494	1	—	—	86,495
Total current liabilities	47,339	—	443,639	388,550	38,461	(635,473)	282,516
Long-term indebtedness	—	—	2,748,131	—	—	—	2,748,131
Deferred tax liabilities	—	—	452,208	(312)	—	—	451,896
Other long-term financial liabilities	—	—	255,630	3,862	291	—	259,783
Other long-term liabilities	—	—	411,533	10,726	243	—	422,502
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	188,774	—	4,311,141	402,826	38,995	(635,473)	4,306,263
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,898,682	104,434	(4,323,846)	1,298,178
Accumulated earnings (deficit)	369,992	—	35,415	176,382	42,071	(253,868)	369,992
Reserves	21,994	—	45,239	(64,125)	405	18,481	21,994
Total shareholders’ equity	1,690,164	—	2,401,384	2,010,939	146,910	(4,559,233)	1,690,164
Total liabilities and shareholders’ equity	1,878,938	—	6,712,525	2,413,765	185,905	(5,194,706)	5,996,427

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net (loss) income	(28,920)	—	(26,525)	(19,549)	(7,163)	53,237	(28,920)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	—	—	145,809	36,838	269	—	182,916
Deferred tax expense (benefit)	—	—	26,650	(104)	—	—	26,546
Unrealized foreign exchange (gain) loss	—	—	(104,542)	(6,812)	4,363	—	(106,991)
Non-cash loss on derivatives	—	—	100,551	—	—	—	100,551
Share-based compensation	—	—	651	159	88	—	898
Loss (income) from equity investments	26,525	—	23,919	2,793	—	(53,237)	—
Loss on disposal of assets	—	—	99	31	—	—	130
Loss on refinancing	—	—	76,052	—	—	—	76,052
Other	—	—	(22,832)	(12,987)	(240)	—	(36,059)
Customer prepayments on future satellite services	—	—	40,345	—	—	—	40,345
Insurance proceeds	—	—	314	—	—	—	314
Operating assets and liabilities	(1,635)	—	13,939	9,247	3,695	—	25,246
Net cash from (used in) operating activities	(4,030)	—	274,430	9,616	1,012	—	281,028
Cash flows from investing activities
Satellite programs	—	—	(157,258)	(1,012)	—	—	(158,270)
Purchase of other property and equipment	—	—	(4,272)	(1,960)	(121)	—	(6,353)
Purchase of intangible assets	—	—	—	(166)	—		(166)
Proceeds from sale of assets	—	—	12	33	—	—	45
Return of capital from subsidiaries	802,011	—	—	802,011	—	(1,604,022)	—
Dividends received	—	—	4,963	—	—	(4,963)	—
Net cash from (used in) investing activities	802,011	—	(156,555)	798,906	(121)	(1,608,985)	(164,744)
Cash flows from financing activities
Proceeds from indebtedness	—	—	3,099,658	—	—	—	3,099,658
Proceeds from issue of promissory note	—	—	145,466	—	—	—	145,466
Repayment of indebtedness	—	—	(2,606,494)	—	—	—	(2,606,494)
Repayment of senior preferred shares	(141,435)	—	—	—	—	—	(141,435)
Payment of premium on early retirement of indebtedness	—	—	(39,444)	—	—	—	(39,444)
Payment of debt issue costs	—	—	(48,984)	—			(48,984)
Return of capital to shareholders	(656,546)	—	(802,011)	(802,011)	—	1,604,022	(656,546)
Satellite performance incentive payments	—	—	(2,572)	(155)	—	—	(2,727)
Dividends paid	—	—	—	(4,963)	—	4,963	—
Net cash from (used in) financing activities	(797,981)	—	(254,381)	(807,129)	—	1,608,985	(250,506)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(869)	(72)	—	(941)
(Decrease) increase in cash and cash equivalents	—	—	(136,506)	524	819	—	(135,163)
Cash and cash equivalents, beginning of period	—	—	256,837	18,654	2,471	—	277,962
Cash and cash equivalents, end of period	—	—	120,331	19,178	3,290	—	142,799

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flow
For the nine months ended September 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net (loss) income	(4,543)	—	2,854	(31,229)	3,563	24,812	(4,543)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	—	—	141,006	37,586	316	—	178,908
Deferred tax expense (benefit)	—	—	21,595	(130)	(100)	—	21,365
Unrealized foreign exchange loss (gain)	—	—	152,247	4,810	(6,068)	—	150,989
Non-cash gain on derivatives	—	—	(49,653)	—	—	—	(49,653)
Dividends on senior preferred shares	7,397	—	—	—	—	—	7,397
Share-based compensation	—	—	1,554	287	149	—	1,990
(Income) loss from equity investments	(2,854)	—	25,151	2,515	—	(24,812)	—
Loss on disposal of assets	—	—	516	322	6	—	844
Other	—	—	(20,868)	(1,086)	46	—	(21,908)
Customer prepayments on future satellite services	—	—	41,406	2,500	—	—	43,906
Insurance proceeds	—	—	10,666	—	—	—	10,666
Operating assets and liabilities	—	—	35,293	(15,955)	1,753	—	21,091
Net cash from (used in) operating activities	—	—	361,767	(380)	(335)	—	361,052
Cash flows from investing activities
Satellite programs	—	—	(241,719)	(45,367)	—	—	(287,086)
Purchases of other property and equipment	—	—	(13,440)	(870)	(54)	—	(14,364)
Purchase of intangible assets	—	—	—	(12,618)	—	—	(12,618)
Proceeds from sale of assets	—	—	108	—	—	—	108
Business acquisitions	—	—	(9,264)	9,264	—	—	—
Dividends received	—	—	8,633	—	—	(8,633)	—
Net cash from (used in) investing activities	—	—	(255,682)	(49,591)	(54)	(8,633)	(313,960)
Cash flows from financing activities
Repayment of indebtedness	—	—	(63,896)	—	—	—	(63,896)
Satellite performance incentive payments	—	—	(4,866)	—	—	—	(4,866)
Intercompany loan	—	—	(55,145)	55,145	—	—	—
Dividends paid	—	—	—	(8,633)	—	8,633	—
Net cash from (used in) financing activities	—	—	(123,907)	46,512	—	8,633	(68,762)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(732)	109	—	(623)
Decrease in cash and cash equivalents	—	—	(17,833)	(4,181)	(279)	—	(22,293)
Cash and cash equivalents, beginning of period	—	—	196,682	21,135	2,478	—	220,295
Cash and cash equivalents, end of period	—	—	178,860	16,944	2,198	—	198,002

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On September 30, 2012, the Bloomberg exchange rate was USD$1 = CAD$0.9837. The average exchange rate for the three months ended September 30, 2012 was USD$1 = CAD$1.0020.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission (“SEC”) adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) without reconciliation to United States GAAP in their filings with the SEC. As a result, we are not presenting a reconciliation to United States GAAP in this Quarterly Report.

The information contained in this MD&A takes into account information available up to October 31, 2012, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “targeted”, “intend”, “pursue”, or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At September 30, 2012, we provided satellite services to customers from our fleet of 13 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and we also have one satellite currently awaiting launch, Anik G1, which we anticipate will be launched in early 2013.

Telesat Canada and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for “cost plus” contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and is impacted by our Senior Credit Facilities, our Promissory Note (the “PSP Note”), the Loral notes (“Loral Notes”), as well as our Senior Notes and Senior Subordinated Notes. Non-cash foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swap, interest rate swaps, prepayment options on the Senior Notes and Senior Subordinated Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B and PSP Note remain significant components of our net earnings.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense of various finite life intangible assets.

RECENT DEVELOPMENTS

Return of Capital to Shareholders

On March 28, 2012, the Board declared a special cash distribution to our shareholders, as a reduction in stated value, in the amount of $656 million. Approximately $586 million of the distribution was paid in the first quarter while the remaining $70 million was paid in early July 2012.

Refinancing

On October 29, 2012, Telesat Holdings Inc. together with Telesat LLC, completed an offering for an additional USD $200 million of 6% senior notes due 2017. Telesat will use the net proceeds from the offering to fund the repayment of the PSP Note and Loral Notes, including accrued and unpaid interest thereon, and for general corporate purposes.

Initial Public Offering Registration Notice

On July 25, 2012, Public Sector Pension Investment Board (“PSP”) delivered a notice to Telesat Holdings Inc. and Loral Space & Communications Inc. exercising its right under the Company’s shareholder agreement to require Telesat Holdings Inc. to conduct an initial public offering. There can be no assurance as to whether, when or on what terms an initial public offering of Telesat Holdings Inc.’s equity may occur.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from the Canadian payload on the ViaSat-1 satellite which launched in October 2011, our Nimiq 6 satellite which launched in May 2012, our Anik G1 satellite, which we anticipate will launch in early 2013, and the sale of available capacity on our existing fleet of in-orbit satellites. With Nimiq 6 having entered into commercial service in June 2012, we received notification from our customer that they would be returning the Nimiq 1 satellite effective October 31, 2012. We intend to use Nimiq 1 to commercialize new orbital locations and pursue other revenue growth opportunities.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we can increase revenue without proportional increases in operating expenses, allowing for profit margin expansion. The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, is expected to produce growth in operating income and cash flow.

For the remainder of 2012, we will remain focused on: increasing utilization on our existing satellites, continuing our preparation for the launch and deployment of Anik G1, identifying and pursuing opportunities to expand our satellite fleet, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the entry into commercial service of the Canadian payload on ViaSat-1 in December 2011, the launch and entry into commercial service of the Nimiq 6 satellite in the second quarter of 2012 and the anticipated launch of Anik G1 in early 2013, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the third quarter was $115 million compared to a net loss of $141 million for the quarter ended September 30, 2011. The favorable variation in our income was mainly a result of a gain on foreign exchange which was primarily due to the weakening of the U.S. dollar relative to the Canadian dollar during the quarter and its effect on the translation of our U.S. denominated debt. In addition, we experienced meaningful revenue growth, relative to the third quarter of last year, as a result of the successful deployment of our Nimiq 6 satellite in the second quarter of 2012 and the beginning of commercial service of the Canadian payload on the ViaSat-1 satellite in December 2011. The favorable variations were partially offset by losses recognized on changes in fair value of our derivative instruments and the scheduled rate reduction on a long-term contract.

Below are the foreign exchange rates used in our financial statements for the periods presented:

	Q2, 2012	Q3, 2012	Q3 YTD, 2012	September 30, 2012
USD to CAD spot rate	—	—	—	$0.9837
USD to CAD average rates	$1.0062	$1.0020	$1.0043	—

	Q2, 2011	Q3, 2011	Q3 YTD, 2011	December 31, 2011
USD to CAD spot rate	—	—	—	$1.0213
USD to CAD average rates	$0.9614	$0.9654	$0.9723	—

December 31, 2010
USD to CAD spot rate	—	—	—	$0.9980

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
(in CAD$ millions except percentages)	2012	2011	% Increase (Decrease)	2012	2011	% Increase (Decrease)
Broadcast	118	107	10%	321	331	(3%)
Enterprise	96	88	9%	278	250	11%
Consulting and other	6	5	20%	19	23	(17%)
Total revenue	220	200	10%	618	604	2%

Total revenue for the three months ended September 30, 2012 was $220 million, an increase of $20 million from the $200 million earned in the third quarter of 2011. Revenue for the nine month period ended September 30, 2012 was $618 million, $14 million higher than the same period last year.

Revenue from Broadcast services increased by $11 million and decreased by $10 million in the three and nine months ended September 30, 2012, as compared to the three and nine months ended September 30, 2011. The increase for the three months ended September 30, 2012 was mainly due to revenue earned on our Nimiq 6 satellite which entered into commercial service in June 2012, partially offset by a scheduled rate reduction on a long-term contract. The decrease for the nine months ended September 30, 2012 was mainly due to a scheduled rate reduction on a long-term contract, partially offset by revenue earned on Nimiq 6 and the impact of the stronger average U.S. dollar for the nine months ended September 2012 compared to the same period of 2011 and its effect on the conversion of our U.S. denominated revenue into Canadian dollars.

Revenue from Enterprise services increased by $8 million and $28 million in the three and nine months ended September 30, 2012, as compared to the three and nine months ended September 30, 2011. The increase for the three months and nine month periods were primarily due to continued growth in our international enterprise activities and revenue earned from the Canadian payload on the ViaSat-1 satellite which entered commercial service in December 2011.

Consulting and other revenue remained relatively flat for the three months ended September 30, 2012 relative to the same period in 2011 but decreased by $4 million for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The decrease for the nine month period ended September 30, 2012 was primarily due to the termination of a customer contract.

Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
(in CAD$ millions except percentages)	2012	2011	% Increase (Decrease)	2012	2011	% Increase (Decrease)
Depreciation	55	50	10%	156	148	5%
Amortization	9	10	(10%)	27	31	(13%)
Operating expenses	49	47	4%	185	139	33%
	113	107	6%	368	318	16%

Depreciation and Amortization

Depreciation of satellite, property and equipment increased by $5 million to $55 million for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011 and increased by $8 million for the nine months ended September 30, 2012 compared to the same period in the prior year. The increase in depreciation for the three and nine months ended September 30, 2012 was due to Telstar 14R/Estrela do Sul 2 and the Canadian payload on the ViaSat-1 satellite which entered commercial service in the second half of 2011, as well as the Nimiq 6 satellite which entered commercial service in June 2012. The increase was partially offset by the end of the useful lives for accounting purposes of Nimiq 1 and Telstar 14/Estrela do Sul.

Amortization of intangible assets decreased by $1 million to $9 million for the three months ended September 30, 2012 as compared to the $10 million for the three months ended September 30, 2011 and decreased by $4 million for the nine months ended September 30, 2012 compared to the same period in 2011. The decrease for the three and nine months ended September 30, 2012 was due to lower amortization of intangible assets related to revenue backlog as certain revenue contracts were completed.

Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
(in CAD$ millions except percentages)	2012	2011	% Increase (Decrease)	2012	2011	% Increase (Decrease)
Compensation and employee benefits	19	15	27%	95	46	107%
Other operating expenses	11	12	(8%)	36	34	6%
Cost of sales	19	20	(5%)	54	59	(8%)
Total operating expenses	49	47	4%	185	139	33%

Operating expenses consist of compensation and employee benefits, other operating expenses such as marketing, general and administration expenses and cost of sales. Total operating expenses for the three months ended September 30, 2012 increased by $2 million, to $49 million, compared to the three months ended September 30, 2011 and increased by $46 million, to $185 million for the nine months ended September 30, 2012 compared to the same period in 2011.

Compensation and employee benefit expenses increased by $4 million for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011, and increased by $49 million for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. The increase for the three and nine months ended September 30, 2012 was primarily due to expenses related to the special payments to executives and certain employees of the Company in connection with the cash distribution made to our shareholders.

Other operating expenses decreased by $1 million for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011 and increased by $2 million for the nine months ended September 30, 2012 as compared to the same period in 2011. In the third quarter of 2012, we experienced lower in-orbit insurance expense due to lower premiums and lower facility related costs. The increase for the nine months ended September 30, 2012 was primarily due to the one-time costs associated with the payment made to the independent directors, expenses related to the refinancing of our senior credit facilities, and lower investment tax credits, partially offset by lower in-orbit insurance premiums.

Cost of sales decreased by $1 million for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011, and decreased by $5 million for the nine months ended September 30, 2012 as compared to the same period in 2011. The decrease in cost of sales was a result of lower equipment sales and lower revenue related expenses.

Interest Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(in CAD$ millions except percentages)	2012	2011	% Increase (Decrease)	2012	2011	% Increase (Decrease)
Debt service costs	59	61	(3%)	182	184	(1%)
Interest expense on performance incentive payments	1	1	—	3	3	—
Interest on senior preferred shares	—	2	(100%)	2	7	(71%)
Interest expense on PSP Note	4	—	100%	7	—	100%
Capitalized interest	(4)	(7)	(43%)	(17)	(24)	(29%)
Interest expense	60	57	5%	177	170	4%

Interest expense includes interest on our debt, interest on satellite performance incentive payments, interest on the former senior preferred shares, interest on the PSP Note, and net reductions for capitalized interest on our satellites under construction.

Total debt service costs, which includes interest expense on indebtedness and interest expense on derivative instruments, decreased by $2 million for the three and nine months ended September 30, 2012 as compared to the three and nine months ended September 30, 2011. The decrease for the three and nine months ended September 30, 2012 was primarily due to the favorable impacts of a lower interest rate on our new Senior Notes and lower interest expense incurred on our interest rate swaps. In the comparative periods, interest expense included the impacts of two unfavorable interest rate swap agreements which matured at the end of 2011. The decrease was partially offset by additional indebtedness as a result of the refinancing of our senior credit facilities, and the foreign exchange impact of the strengthened U.S. dollar in comparison to the Canadian dollar on the conversion of our U.S. denominated interest expense.

Interest expense on senior preferred shares decreased for the three and nine months ended September 30, 2012 as compared to the three and nine months ended September 30, 2011 as a result of the redemption of the senior preferred shares at the end of the first quarter of 2012.

The PSP Note was issued at the end of the first quarter of 2012 and therefore we did not incur interest expense in the comparative periods. The PSP Note bears interest at a rate of 9.75% per annum.

Capitalized interest decreased for the three and nine months ended September 30, 2012 as compared to the three and nine months ended September 30, 2011 as there were fewer satellites under construction.

Loss on Refinancing

	Three Months Ended September 30,			Nine Months Ended September 30,
(in CAD$ millions except percentages)	2012	2011	% Increase (Decrease)	2012	2011	% Increase (Decrease)
Loss on refinancing	—	—	—	76	—	100%

The loss on refinancing of $76 million for the nine months ended September 30, 2012 was a result of a $54 million loss recognized in May 2012 on the repurchase and redemption of our 11% Senior Notes due November 1, 2015, and a $22 million loss on refinancing recognized in March 2012 as a result of the write-off of deferred financing costs capitalized with the carrying value of our previous senior secured credit facilities dated October 31, 2007. The previous senior secured credit facilities included the Canadian term loan, U.S. term loan and U.S. term loan II facilities which were all repaid during the first quarter of 2012.

Foreign Exchange and Derivatives

	Three Months Ended September 30,		Nine Months Ended September 30,
(in CAD$ millions)	2012	2011	2012	2011
(Loss) gain on changes in fair value of financial instruments	(12)	74	(101)	60
Foreign exchange (loss) gain	94	(249)	99	(157)

The loss on changes in fair value of financial instruments for the three months ended September 30, 2012 reflect the fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, prepayment options on the 6% Senior Notes, and 12.5% Senior Subordinated Notes and embedded derivatives related to interest rate floors included on the Canadian and U.S. Term Loan B and the PSP Note. The loss on changes in fair value of financial instruments for the nine months ended September 30, 2012 reflect the fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, prepayment options on the 6% Senior Notes, redeemed 11% Senior Notes and 12.5% Senior Subordinated Notes and embedded derivatives related to interest rate floors included on our Canadian and U.S. Term Loan B and the PSP Note.

The loss on changes in fair value of financial instruments for the three months ended September 30, 2012 was $12 million compared to a gain of $74 million for the three months ended September 30, 2011 resulting in a total variation of $86 million. The negative variation was mainly due to fluctuations in the fair values of our cross currency basis swap and interest rate swaps, partially off-set by a $46 million gain on changes in fair value of the prepayment options on our 6% Senior Notes and 12.5% Senior Subordinated Notes due to lower credit spreads.

The loss on changes in fair value of financial instruments for the nine months ended September 30, 2012 was $101 million compared to a gain of $60 million for the nine months ended September 30, 2011 resulting in a total variation of $161 million. The negative variation was mainly due to the loss on changes in fair value of the prepayment options on our 11% Senior Notes which were redeemed in May 2012.

The foreign exchange gain for the three months ended September 30, 2012 was $94 million compared to a loss of $249 million for the three months ended September 30, 2011 resulting in a total variation of $343 million. At September 30, 2012, the foreign exchange gain was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate at September 30, 2012 ($0.9837) compared to the spot rate at June 30, 2012 ($1.0166) and the resulting favorable impact on the translation of our U.S. dollar denominated debt. At September 30, 2011, the foreign exchange loss was a result of a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2011 ($1.0503) compared to the spot rate at June 30, 2011 ($0.9634).

The foreign exchange gain for the nine months ended September 30, 2012 was $99 million compared to a loss of $157 million for the nine months ended September 30, 2011 resulting in a total variation of $256 million. At September 30, 2012, the foreign exchange gain was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate at September 30, 2012 ($0.9837) compared to the spot rate at December 31, 2011 ($1.0213) and the resulting favorable impact on the translation of our U.S. dollar denominated debt. At September 30, 2011, the foreign exchange loss was the result of a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2011 ($1.0503) compared to the spot rate at December 31, 2010 ($0.9980).

Income Taxes

	Three Months Ended September 30,			Nine Months Ended September 30,
(in CAD$ millions except percentages)	2012	2011	% Increase (Decrease)	2012	2011	% Increase (Decrease)
Current income tax expense	(2)	0	(100%)	(2)	2	(200%)
Deferred income tax expense	16	3	433%	27	21	29%
Total income tax expense	14	3	367%	25	23	9%

The income tax expense for the three months ended September 30, 2012 increased by $11 million as compared to the three months ended September 30, 2011 and increased by $2 million for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The increase for the three months ended September 30, 2012 was mainly due to certain foreign exchange gains in 2012 on account of income versus foreign exchange losses in 2011. The increase for the nine months ended September 30, 2012 was mainly due to an increase in the income tax rate, partially offset by lower operating income.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit and Anik G1, our satellite awaiting launch. As of September 30, 2012, our contracted backlog was approximately $5.2 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our revenue backlog to be recognized as follows:

(in CAD$ millions)	Remaining 2012	2013	2014	2015	2016 and thereafter
Backlog	178	647	585	504	3,322

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2012, we had $143 million of cash and cash equivalents as well as approximately $140 million of borrowing availability under our Revolving Facility (as defined below). We believe that cash and cash equivalents as at September 30, 2012, cash flow from operating activities, including amounts from customer prepayments, and drawings on the available lines of credit under the Senior Credit Facilities (as defined below) will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including interest and required principal payments on debt.

Cash Flows from Operating Activities

Cash generated from operating activities for the nine months ended September 30, 2012 was $281 million, an $80 million decrease over the same period in 2011. The decrease was primarily due to special payments to executives and certain employees of our Company in connection with the cash distribution made to our shareholders and lower insurance proceeds.

Cash Flows used in Investing Activities

Cash used in investing activities for the nine months ended September 30, 2012 was $165 million. This consisted of cash outflows related to capital expenditures of $158 million for the construction of the Anik G1 satellite and the successful completion of the Nimiq 6 satellite, and $7 million for other equipment. Cash used in investing activities for the nine months ended September 30, 2011 was $314 million. This consisted of cash outflows related to capital expenditures of $287 million for the construction of the Telstar 14R/Estrela do Sul 2, Anik G1, Nimiq 6 satellites, and the Canadian payload on the ViaSat-1 satellite, $14 million on other capital expenditures and $13 million for the assumption of Loral’s 15-year revenue contract with Xplornet Communications Inc.

Cash Flows used in Financing Activities

Cash used in financing activities for the nine months ended September 30, 2012 was $251 million. The cash flows used in financing consisted of $1.9 billion repayment of our prior senior secured credit facilities, $695 million repayment of our 11% Senior Notes, $10 million repayment of our Term Loan B facilities, payments of $656 million to shareholders as a return of capital, repayment of senior preferred shares of $141 million, $39 million of redemption premiums, and $49 million of debt issue costs relating to our new Senior Credit Facilities and issuance of the new 6% Senior Notes. The cash flows from financing activities consisted of $2.4 billion of proceeds from the Credit Agreement, $703 million of proceeds from the issuance of the 6% Senior Notes, and $146 million from proceeds on the issue the PSP Note. Cash used in financing activities for the nine months ended September 30, 2011 was $69 million and related to $64 million in scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility, as well as satellite performance incentive payments of $5 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operating activities, in addition to cash on hand and available Credit Facilities will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Senior Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

On March 28, 2012, Telesat Canada entered into a new Credit Agreement arranged with a syndicate of banks which provides for the extension of credit under the Senior Credit Facilities. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (the “Guarantors”). Simultaneously with entering into the Credit Agreement, Telesat Canada terminated and paid all outstanding amounts under its previously existing credit facilities, which were evidenced by a Credit Agreement dated as of October 31, 2007.

On April 30, 2012, Telesat Canada announced a tender offer for all of its 11% Senior Notes due November 1, 2015. On May 14, 2012, Telesat Canada issued USD $700 million of 6% Senior Notes which mature on May 15, 2017. A portion of the net proceeds of the offering were used to pay all holders of the 11% Senior Notes due November 1, 2015 who validly tendered such Senior Notes. All remaining funds from the new 6% Senior Notes offering, together with cash on hand, were used to fund the redemption of the remaining 11% Senior Notes not already validly tendered and accepted for purchase pursuant to Telesat’s tender offer. The 6% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under the Senior Secured Credit Facility, and are governed under the 6% Senior Notes indenture.

The Senior Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

The Senior Credit Facilities are comprised of the following facilities:

i — Revolving Facility

The revolving facility (“Revolving Facility”) is a CAD/USD $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and ABR loans and 3.00% for BA and Eurodollar loans. The Revolving Facility has an unused commitment fee of 50 basis points. As of September 30, 2012, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. The outstanding borrowings under the TLA Facility currently bear interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 3.00%. There are no required repayments on the TLA Facility for the year ending December 31, 2012.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $175 million loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the Bankers Acceptance borrowing rate, but not less than 1.25%, plus an applicable margin of 3.75%. The mandatory principal repayments on the Canadian TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter and commenced with the fiscal quarter ended September 30, 2012.

iii — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,725 million loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of Libor, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on the U.S. TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter and commenced with the fiscal quarter ended September 30, 2012.

Each of the Senior Credit Facilities is subject to mandatory principal repayment requirements. The maturity date for each of the Senior Credit Facilities described above will be accelerated if Telesat Canada’s existing 6% Senior Notes due in 2017 and 12.5% Senior Subordinated Notes due in 2017 or certain refinancings thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

In order to hedge our currency risk, we kept our cross-currency basis swap to synthetically convert USD $1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. As of September 30, 2012, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 387 basis points.

Senior Notes due May 15, 2017

The Senior Notes, in the amount of USD $700 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 15, 2014, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of USD $217 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of September 30, 2012, we were in compliance with the financial covenants of our Senior Credit Facilities and the indentures governing our 6.0% Senior Notes due in 2017 and 12.5% Senior Subordinated Notes due in 2017.

PSP Note

The PSP Note, in the amount of $146 million, was issued on March 28, 2012 to an affiliate of Public Sector Pension Investment Board. The PSP Note is subordinated and requires payment of at least 50% of the principal amount on March 28, 2014, with the balance, if any, to be repaid no later than March 28, 2016. We will pay interest on the PSP Note at a rate of 9.75% for the first two years and adjusting thereafter to reflect the then-current market rate (but no less than 11% per annum).

Debt Service Cost

An estimate of the interest expense is based upon assumptions of Libor and Bankers Acceptance rates and the applicable margin for the Senior Credit Facilities, the Senior Notes, the Senior Subordinated Notes and the PSP Note. Our estimated interest expense for the year ending December 31, 2012 is approximately $237 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert USD $1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of September 30, 2012, the fair value of this derivative contract was a liability of $202 million (December 31, 2011 — $160 million). Any non-cash loss will remain unrealized until this contract is settled. The contract matures on October 31, 2014.

At September 30, 2012, we had a series of five interest rate swaps to fix interest on $1.5 billion of Canadian dollar denominated debt at a weighted average fixed rate of 2.63% (excluding applicable margins) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margins) on $300 million of U.S. dollar denominated debt. As of September 30, 2012, the fair value of these derivative contracts was a liability of $43 million (December 31, 2011 — $53 million). These contracts mature between October 31, 2014 and September 30, 2016.

As required, we use foreign exchange forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At September 30, 2012 and December 31, 2011, we did not have any outstanding forward contracts.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes as well as interest rate floors included in our Canadian TLB Facility, U.S. TLB Facility and PSP Note. At September 30, 2012, the fair value of the embedded derivatives related to the prepayment options on our Senior Notes and Senior Subordinated Notes was an asset of $86 million (December 31, 2011 — $134 million). The fair value of the embedded derivatives related to the interest rate floors was a liability of $62 million at September 30, 2012 (December 31, 2011 — nil). The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment options on the Senior Notes and Senior Subordinated

Notes will expire on their respective maturity dates of May 15, 2017 and November 1, 2017. The interest rate floors on the Canadian and U.S. TLB Facilities, as well as the PSP Note, will expire on their respective maturity dates.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of the Anik G1 satellite. The outstanding commitments as of September 30, 2012 on these contracts were approximately $33 million. These expenditures will be funded from some or all of the following: cash and cash equivalents, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Cash and cash equivalents and short-term investment are invested with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at September 30, 2012 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 48% of our revenue, a substantial portion of our expenses and of our indebtedness and capital expenditures are denominated in U.S. dollars for the nine months ended September 30, 2012. As a result, the volatility of U.S. currency may expose us to foreign exchange risks. At September 30, 2012, as a result of the weaker U.S. to Canadian dollar spot rate ($0.9837) compared to December 31, 2011 ($1.0213), we recorded foreign exchange gains of approximately $99 million, prior to any impact of hedging instruments. Conversely, at September 30, 2011, the U.S. to Canadian dollar spot rate strengthened ($1.0503) as compared to December 31, 2010 ($0.9980), thus resulting in foreign exchange losses of approximately $157 million.

As at September 30, 2012, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) our net income by approximately $142 million and increased (decreased) other comprehensive loss by approximately $0.8 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our debt also includes embedded derivatives that are related to prepayment options included in our Senior Notes and Senior Subordinated Notes and interest rate floors included in our Canadian TLB Facility, U.S. TLB Facility and the PSP Note.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods. As required under IFRS, the fair values also include an adjustment related to the counterparty credit risk.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at September 30, 2012, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)

(CAD millions, beginning of period)	Q4-2012	2013	2014	2015	2016	Thereafter	Fair Value Sept. 30, 2012
Long-term debt (USD denominated):
US Term Loan	1,692.7	1,688.5	1,671.5	1,654.5	1,637.5	1,620.5
Senior and Senior Subordinated Notes	902.3	902.3	902.3	902.3	902.3	902.3
Foreign exchange exposure	2,595.0	2,590.8	2,573.8	2,556.8	2,539.8	2,522.8
Foreign exchange derivatives:
Cross-currency basis swap	(987.6)	(985.0)	(974.6)	—	—	—	(201.9)
Net foreign exchange exposure	1,607.4	1,605.8	1,599.2	2,556.8	2,539.8	2,522.8

Interest Rate Exposure

(CAD millions, beginning of period)	Q4-2012	2013	2014	2015	2016	Thereafter	Fair Value Sept. 30, 2012
Long-term debt exposed to variable interest rate*:
CAD denominated (CDOR + spread)	1,666.1	1,663.0	1,625.8	425.0	375.0	300.0
CAD denominated (CDOR with 1.25% floor + spread)	174.6	174.2	172.4	170.6	168.8	167.0
USD denominated (Libor with 1.00% floor + spread)	705.1	703.5	696.9	1,654.5	1,637.5	1,620.5
CAD denominated (U.S. Treasury + spread with Floor of 11.0%)	—	—	—	72.7	72.7	—
Interest rate exposure	2,545.8	2,540.7	2,495.1	2,322.8	2,254.0	2,087.5
Interest rate derivatives:
Variable to fixed (CAD notional)	(1,230.0)	(1,230.0)	(1,480.0)	(550.0)	(250.0)	—	(40.5)
Weighted average fixed rate (before spread)	2.83%	2.83%	2.63%	1.52%	1.62%	—
Variable to fixed (USD notional)**	—	—	(295.1)	(295.1)	(295.1)	—	(2.0)
Weighted average fixed rate (before spread)	—	—	1.46%	1.46%	1.46%	—
Total interest rate exposure mitigated	(1,230.0)	(1,230.0)	(1,775.1)	(845.1)	(545.1)	—
Net interest rate exposure	1,315.8	1,310.7	720.0	1,477.7	1,708.9	2,087.5

*	Net of impact of cross-currency basis swap
**	Variable rate is greater of 3 month Libor or 1.00%

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus tax expense, interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring and non-cash gains. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Holdings that is formed or acquired after the closing date of the Credit Agreement (or March 28, 2012), provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the maintenance financial covenant in the Senior Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

Twelve Months Ended September 30, 2012
(in CAD millions)
Net income	212.9
Impact of unrestricted subsidiary	0.1
Consolidated earnings for Covenant Purposes	213.0
Plus:
Income taxes (note 1)	53.6
Interest expense (note 1)	233.0
Depreciation and amortization expense (note 1)	243.5
Transaction expenses and planned distribution to option holders	71.5
Expenses related to issuance of Indebtedness	54.2
Other	4.9
Increased (decreased) by:
Non-cash losses (gains) on changes in fair value of financial instruments and swap obligations	63.1
Non-cash losses (gains) resulting from changes in foreign exchange rates	(177.1)
Other extraordinary, unusual or non-recurring losses (gains)	(115.1)
Consolidated EBITDA for Covenant Purposes	644.6

Note 1:  Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific items as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the maintenance financial covenant under our Senior Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

As at September 30, 2012
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan B (USD)	1,720.7
Senior Notes (USD)	700.0
Senior Subordinated Notes (USD)	217.2
2,637.9
Foreign exchange adjustment	(43.0)
Subtotal (CAD)	2,594.9
Deferred financing costs, interest floor rates and prepayment options	(88.2)
CAD denominated debt
Canadian Term Loan A	500.0
Canadian Term Loan B	174.6
Indebtedness	3,181.3
(in CAD $ millions)
Indebtedness	3,181.3
less: Unsecured debt (Senior and Subordinated Notes)	(902.2)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors and prepayment options	88.2
Effects of currency swap agreements	178.4
Consolidated Total Secured Debt for Covenant Purposes	2,545.7

As of September 30, 2012, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for purposes of the Senior Credit Facilities, was 3.95:1.00, which was less than the maximum test ratio of 5.25:1.00.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites and income taxes. For more details on these estimates please refer to note 4 to our audited consolidated financial statements for the year ended December 31, 2011.

Accounting Standards

Changes in Accounting Policies

We have prepared the consolidated interim financial statements in accordance with IAS 34. There were no changes in accounting policy during the current period.

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable or not material.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Presentation of Financial Statements

On June 16, 2011, the IASB issued the amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to IAS 1 retain the “one or two statement” approach at the option of the entity and revised how the components of other comprehensive income are presented. The revised standard is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of revised IAS 1 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC, in the section titled “Legal Proceedings” and in our Quarterly Report on Form 6-K filed with the SEC on April 27, 2012. One such proceeding involved Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, which has defective solar arrays that caused a drop in power output on the satellite. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing, alleging that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. Boeing responded by alleging that Telesat Canada failed to obtain what it asserted to be contractually required waivers of subrogation rights such that, if Telesat Canada was successful in obtaining an award which included an amount in respect of the subrogated rights of the insurers, Boeing was entitled to off-setting damages in the amount Telesat Canada received from its insurers. Boeing also asserted that Telesat Canada owed Boeing performance incentive payments pursuant to the terms of the satellite construction contract plus late charges and interest. The arbitration hearing was scheduled to commence in November 2012. On October 26, 2012 the parties reached a settlement of all outstanding claims and counterclaims. The terms of the settlement are not material to Telesat Canada’s operations or its financial position or results.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader's attention is directed to, the section titled “Risk Factors” of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC, as well as Telesat Canada’s Quarterly Report on Form 6-K filed with the SEC on April 27, 2012. There have been no material changes to those risk factors since April 27, 2012.

However, in that Annual Report under “Risks Related to Our Business” we identify one such risk as “Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts”. Our Anik F2 satellite has experienced an anomaly on one of the station-keeping thrusters and this anomaly is under investigation with the manufacturer. It is expected that the anomalous thruster will remain available to support operations with some operational limitations. In addition, operations can be maintained using an alternate thruster set.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

Michael Schwartz, Vice-President, Marketing and Corporate Development, has advised that he will be leaving Telesat Canada effective January 1, 2013 in order to accept a senior executive position with a company based in the United States.

Item 6. Exhibits

Not applicable.